K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

May 7, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Ashley Vroman-Lee

Re:   John Hancock Funds III (the “Trust”) — File Nos. 333-125838 and 811-21777

Amendment to Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

On behalf of the Trust, we submit this letter in response to comments received by telephone on April 27, 2015, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 59 under the Securities Act of 1933, as amended, and Amendment No. 61 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 13, 2015, accession no. 0001133228-15-000912 (the “Amendment”). The Amendment relates to the registration of newly established Class NAV shares of John Hancock International Growth Fund (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

I.	Prospectus Comments

1.	Comment — The staff notes that material information is missing from the Amendment. Please include all missing information in the definitive filing.

Response — The Trust will include all missing information in a definitive form of prospectus and Statement of Additional Information (“SAI”) for the Fund.

2.	Comment — The first footnote in the fee table states that “Other expenses” are estimated for the first year of operations of the stated class of shares. Please delete this footnote because the Fund is not a “New Fund” as defined in Item 3 of Form N-1A, which specifically permits “Other expenses” to be estimated for such types of funds.

Response — The Fund respectfully declines to make the requested change. Although the Fund is not a “New Fund” as defined in Item 3 of Form N-1A, there is no historical information for “other expenses” relating to the newly established share classes of the Fund and, consequently, the Fund must necessarily estimate such expenses.

The Trust respectfully notes that, although Form N-1A requires a fund to base its “Annual Fund Operating Expenses” (which include “Other Expenses”) on amounts incurred during the fund’s most recent fiscal year, the Form does not address the disclosure of “Other Expenses” for newly established share classes with no prior operating history. Accordingly, in the absence of specific guidance in the Form regarding the disclosure of “Other Expenses” for new share classes, the Trust believes that providing a good faith estimate of “Other expenses” for a new share class based on expected asset levels for the first 12 months of the new share class’s operations is a reasonable

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approach to disclosing expense information in a manner that is not misleading, and provides more meaningful information than merely disclosing the amount historically incurred by a different share class of the fund.

The Trust also respectfully notes that other fund complexes provide similar disclosure regarding the “Other Expenses” of a new share class.

3.	Comment — Because the Fund’s name includes the term “international,” please expressly describe how the Fund invests its assets in “investments that are tied economically to a number of countries throughout the world.” See Final Rule: Investment Company Names, Rel. No. IC-24828, Jan. 17, 2001 (the “Fund Names Rule Adopting Release”).

Response — In response to this comment, the Trust will revise the second sentence of the second paragraph under “Fund summary — Principal investment strategies” at the next routine annual update of all of the Fund’s prospectuses as follows:

The fund primarily invests in a diversified portfolio of equity securities of foreign companies in a number of developed and emerging markets outside of the U.S. The fund defines foreign companies as companies: (i) that are organized under the laws of a foreign country; (ii) whose principal trading market is in a foreign country; or (iii) that have a majority of their assets, or that derive a majority of their revenue or profits, from businesses, investments or sales outside of the United States.

4.	Comment — In the second sentence of the second paragraph under “Fund summary — Principal investment strategies,” please replace the word “typically” with a more specific word, such as “primarily,” “principally,” or “mainly.” Alternatively, please state that, unless market conditions warrant otherwise, the Fund invests at least 40% of its total assets in securities of foreign issuers.

Response — Please note that this sentence will be revised as shown in the response to Comment 3, above. Accordingly, the Trust respectfully notes that a response is not necessary to this comment.

5.	Comment — With respect to the Fund’s principal investment strategies, please explain how equity investments located in or deriving the majority of their revenue from emerging markets describes the Fund’s exposure to emerging markets issuers.

Response — Please note that this comment will be addressed in the response to Comment 3, above. Accordingly, the Trust respectfully notes that a response is not necessary to this comment.

6.	Comment — Please revise the fourth paragraph and subsequent bullet points under “Fund summary — Principal investment strategies,” to more clearly describe the Fund’s principal investment strategies.

Response — In response to this comment, the Trust will revise the fourth paragraph and subsequent bullet points under “Fund summary — Principal investment strategies” at the next routine annual update of all of the Fund’s prospectuses as follows:

To focus its research, the subadvisor reduces the broad investable universe to a sub-universe by eliminating all companies with expected future free-cash-flow margins, returns on capital employed (ROCE) and revenue growth below a certain minimum threshold, along with stocks trading at an exaggerated valuation. Free cash flow is defined as the cash that is available to a company after paying out the money needed to maintain or expand its operations. For all companies remaining in the sub-universe, the subadvisor ranks securities on a relative basis across the following metrics:

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(a)            Quality: Companies with high and improving free-cash-flow margins and the ability to generate attractive returns on capital employed;

(b)            Growth: Companies that generate high organic revenue growth (revenue growth not obtained through acquisitions) above global GDP growth;

(c)            Valuation: Companies trading below fair value, based on a discounted free cash flow model utilizing proprietary research and analysis;

(d)            Capital Returns: Companies with high dividend payouts and share repurchase programs, based on deployment of free cash flow; and

(e)            Revisions: Companies with improving earnings expectations over the next 12-18 months that are not yet fully acknowledged and reflected in broker estimates.

7.	Comment — Please explain how swaps are valued for purposes of the Fund’s policy of investing at least 80% of its total assets in equity investments (the “80% Policy”).

Response — The Trust notes that the Fund reserves the right to use investment in swaps to count towards its 80% Policy. The Fund generally uses market value to value swaps in connection with its 80% Policy.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendments; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3240 or Ariel Ayanna or Andrew Wilkins, Assistant Secretaries of the Trust, at (617) 572-0138 or (617) 663-4326, respectively.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	Ariel Ayanna Andrew Wilkins